SEALSQ Announces Closing of an Initial $10.0 Million Tranche of a Private Placement of Convertible Notes and Warrants

Tortola, British Virgin Islands – July 12, 2023: SEALSQ Corp (Nasdaq: LAES) (“SEALSQ” or “Company”), a company that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products, today announced that it has closed an initial $10.0 million tranche of a total possible $20.0 million private placement pursuant to the terms of a securities purchase agreement, dated July 11, 2023, with certain institutional investors (the “Investors”).

The investment is in the form of a Senior Unsecured Original Issue 4% Discount Convertible Promissory Note (the “Note”), resulting in proceeds before expenses to SEALSQ of approximately $9.6 million. The Note has a 24-month maturity and will bear interest at 4% per annum (subject to adjustment). In addition, the Note will be convertible into ordinary shares of SEALSQ at an initial conversion price equal to the lesser of $30.00 per ordinary share or 92.5% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of conversion of the Note, subject to adjustment as further specified in the Note. The Note will be fully repayable in cash upon maturity. In addition, the Investors have the option of prepayment of up to 30% of the issuance amount of a subsequent financing.

As part of the investment, the Investors were also granted five-year warrants to purchase an aggregate of 245,816 ordinary shares at an initial exercise price equal to $30.00 per ordinary share, subject to adjustment.

Maxim Group LLC is acting as sole placement agent for the private placement.

SEALSQ has agreed to file a registration statement registering for the resale of the ordinary shares issuable upon the conversion of the Note and upon the exercise of the warrants. Subject to the mutual consent of the parties, upon the effectiveness of the resale registration statement, and subject to satisfaction of certain conditions, a second tranche of funding may be provided by the Investors in the principal amount of up to $10.0 million, less a 4% original issue discount. Such additional principal amounts, if funded, will be added to the principal amount of the Note, and the Investors will be entitled to receive an additional warrant (carrying the same terms as the initial warrant) to purchase ordinary shares equal to 30% of the face value of the Notes divided by the volume weighted average price.

SEALSQ plans to use the net proceeds from this financing to fund:

-	Expansion of U.S. operations by hiring top-tier talent and increase sales force to better serve the growing U.S. customer base.

-	Enhancement of production facilities in the U.S. and France by investing in advanced manufacturing and testing equipment aiming to improve efficiency and reduce semiconductors production localization risks.

-	Additional investments towards the development of a new generation of quantum-ready semiconductors designed to meet the computing demands of the future and offer superior processing power and energy efficiency.

Carlos Moreira, CEO of SEALSQ noted, “Over the years, we have made significant investments in researching and developing cutting-edge quantum-ready semiconductors and we have been at the forefront of the global innovation by providing solutions that can be used in a variety of applications and industries including smart cities, smart homes, IT infrastructure, finance, healthcare, etc. With this new funding, we are now ready to embark on a new phase of growth and innovation and prepare for a future in which quantum computing is expected to play a vital role for the global economy. With a quantum computing market which is projected to reach $65 billion by 2030, quantum-ready semiconductors are expected to make up a significant portion of that market."

The general consensus among industry experts is that quantum computing, and by extension quantum semiconductors, will be a major growth area over the next decade. Quantum computing has the potential to revolutionize many industries, including finance, healthcare, artificial intelligence, and more, by solving complex problems much more efficiently than traditional computers.

About SEALSQ:

SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to implement its growth strategies; SEALSQ’s ability to expand its U.S. operations; SEALSQ’s ability to enhance its production facilities in the U.S. and France SEALSQ’s ability to make additional investments towards the development of a new generation of quantum-ready semiconductors; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the growth of the quantum computing market; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com